UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Velocity Express Corporation

(Name of Issuer)

Common Stock, $0.004 par value

(Title of Class of Securities)

92257T707

(CUSIP Number)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PEQUOT CAPITAL MANAGEMENT, INC. 06-1524885
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization CONNECTICUT

Number of Shares Beneficially Owned By Each Reporting Person With	5 Sole Voting Power 4,722
6 Shared Voting Power 0
7 Sole Dispositive Power 13,790
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,790
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented By Amount in Row (9) 0.3%
12	Type of Reporting Person (See Instructions) IA, CO

Page 2 of 5 Pages

Item	1(a)	Name of Issuer:

Velocity Express Corporation (the “Issuer”).

	1(b)	Address of the Issuer’s Principal Executive Offices:

One Morningside Drive North, Bldg B, Suite 300, Westport, CT 06880

Item	2(a) –(c)	Name, Principal Business Address, and Citizenship of Person Filing:

Pequot Capital Management, Inc.
187 Danbury Road, Wilton, CT 06897
which is a Connecticut corporation.

	2(d)	Title of Class of Securities:

Common Stock, $0.004 par value

	2(e)	CUSIP Number:

92257T707

Item	3.	This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E). Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Effective June 30, 2009, Manatuck Hill Partners LLC, a Delaware limited liability company (“Manatuck”), became the investment manager of certain funds formerly managed by the Reporting Person. These funds included, among other securities, the Reporting Person’s interests in the Issuer as previously reported on Schedule 13G, as amended.

Page 3 of 5 Pages

Item 4.	Ownership:

Ownership as of June 30, 2009 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Amendment No 7.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2009	PEQUOT CAPITAL MANAGEMENT, INC.

	By:	/s/ Aryeh Davis
	Name:	Aryeh Davis
	Title:	Chief Operating Officer, General Counsel and Secretary

Page 5 of 5 Pages